UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)*

Under the Securities Exchange Act of 1934

LUXFER HOLDINGS PLC
(Name of Issuer)

Ordinary Shares, £1 par value per share
(Title of Class of Securities)

550678106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 550678106

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Marathon Asset Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power:	1,252,421*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	1,252,421*
	(8) Shared Dispositive Power:	0*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,252,421*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 9.6%*

(12)	Type of Reporting Person (See Instructions): IA

* The ordinary shares, £1 par value per share (held through American Depositary Shares, each representing one-half of an Ordinary Share) (“Ordinary Shares”), of Luxfer Holdings PLC, a public limited company under the laws of England and Wales (the “Company”), reported herein are held by funds and accounts (collectively, the “Funds and Accounts”) which are managed by Marathon Asset Management, L.P. (“Marathon”).  Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all Ordinary Shares held by the Funds and Accounts.  Accordingly, for the purposes of Reg. Section 240.13d-3, Marathon may be deemed to beneficially own an aggregate of 1,252,421 Ordinary Shares, or 9.6% of the Ordinary Shares deemed issued and outstanding as of December 31, 2012.  The general partner of Marathon is Marathon Asset Management GP, L.L.C.  Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management GP, L.L.C.  Beneficial ownership percentage is based on 13,106,326 Ordinary Shares issued and outstanding as of October 3, 2012, as disclosed in the Company’s Prospectus (File No. 333-178278) filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on October 4, 2012.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1(a) Name Of Issuer. Luxfer Holdings PLC

Item 1(b) Address of Issuer’s Principal Executive Offices.  Anchorage Gateway, Anchorage Quay, Salford M50 3XE England

Item 2(a) Name of Person Filing. Marathon Asset Management, L.P.

Item 2(b) Address of Principal Business Office or, if None, Residence. One Bryant Park, 38th Floor, New York, New York 10036

Item 2(c) Citizenship. Delaware, United States

Item 2(d) Title of Class of Securities.Ordinary Shares, £1 par value per share (held through American Depositary Shares, each representing one-half of an Ordinary Share)

Item 2(e) CUSIP No. 550678106

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:	1,252,421*

(b)	Percent of Class:	9.6%*

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	1,252,421*

(ii)	shared power to vote or to direct the vote:	0*

(iii)	sole power to dispose or to direct the disposition of:	1,252,421*

(iv)	shared power to dispose or to direct the disposition of:	0*

* The ordinary shares, £1 par value per share (held through American Depositary Shares, each representing one-half of an Ordinary Share) (“Ordinary Shares”), of Luxfer Holdings PLC, a public limited company under the laws of England and Wales (the “Company”), reported herein are held by funds and accounts (collectively, the “Funds and Accounts”) which are managed by Marathon Asset Management, L.P. (“Marathon”).  Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all Ordinary Shares held by the Funds and Accounts.  Accordingly, for the purposes of Reg. Section 240.13d-3, Marathon may be deemed to beneficially own an aggregate of 1,252,421 Ordinary Shares, or 9.6% of the Ordinary Shares deemed issued and outstanding as of December 31, 2012.  The general partner of Marathon is Marathon Asset Management GP, L.L.C.  Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management GP, L.L.C.  Beneficial ownership percentage is based on 13,106,326 Ordinary Shares issued and outstanding as of October 3, 2012, as disclosed in the Company’s Prospectus (File No. 333-178278) filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on October 4, 2012.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013

MARATHON ASSET MANAGEMENT, L.P.

By:	Marathon Asset Management GP, L.L.C., its general partner

By:	/s/ Andrew Rabinowitz
Name: Andrew Rabinowitz Title: Authorized Person

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)